Publication: South China Morning Post **Date:** 8 March 2005
Page: Classified 3 **Where Published:** Hong Kong

05006728

SUPPL

RECEIVED
2005 MAR 22 P 2:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

dw 3/23

PROCESSED
MAR 24 2005
THOMSON FINANCIAL

PROCESSED
MAR 24 2005
THOMSON FINANCIAL

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 00142)

2004 ANNUAL RESULTS OF PT INDOFOOD SUKSES MAKMUR Tbk AND SUBSIDIARIES

The following is a reproduction of a press release and financial statements, issued pursuant to Chapter 13.09(2) of the Listing Rules by First Pacific Company Limited for information purpose only, released in Indonesia by PT Indofood Sukses Makmur Tbk ("Indofood" or "the Company"), a subsidiary of First Pacific Company Limited, in accordance with the requirements of the Jakarta and Surabaya stock exchanges.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
(Amounts in Thousands of Rupiah, except Share Data)

ASSETS

	2004	2003
	Rp	*Rp*
CURRENT ASSETS		
Cash and cash equivalents	1,394,074,613	1,529,698,139
Short-term investments	198,775,915	537,310,044
Accounts receivable		
Trade		
Third parties – net	1,223,002,334	1,309,555,604
Related parties	105,970,968	88,762,830
Non-trade		
Third parties – net	850,950,315	522,800,967
Related parties	74,988,993	85,068,581
Inventories – net	2,284,332,399	2,218,209,967
Advances and deposits	153,243,647	398,392,197
Prepaid taxes	59,931,168	210,321,903
Prepaid expenses and other current assets	69,789,530	94,213,430
Total Current Assets	6,415,059,882	6,994,333,662
NON-CURRENT ASSETS		
Currency swap assets – net	1,208,267,349	1,141,318,102
Long-term receivables		
Third parties	9,500,000	361,504,244
Related parties	43,822,000	63,932,000
Claims for tax refund	318,237,927	217,002,361
Deferred tax assets – net	49,522,399	57,904,440
Long-term investments and advance for purchase of investment in shares of stock	364,002,449	20,232,941
Plantations		
Mature plantations – net	139,965,406	128,821,029
Immature plantations	40,818,682	43,457,052
Property, plant and equipment – net	6,013,390,194	5,825,950,827
Deferred charges – net	145,188,922	182,257,741
Excess of investment costs over fair values of underlying net assets of subsidiaries – net	178,236,729	-
Other non-current assets	743,015,690	271,940,061
Total Non-current Assets	9,253,947,747	8,314,520,798
TOTAL ASSETS	15,669,007,629	15,308,854,460

LIABILITIES AND SHAREHOLDERS' EQUITY

	2004	2003
	Rp	*Rp*
CURRENT LIABILITIES		
Short-term bank loans and overdraft	511,585,164	513,311,121
Trust receipts payable	616,381,501	274,362,887
Accounts payable		
Trade		
Third parties	1,166,766,048	1,341,975,814
Related parties	34,339,195	25,598,631
Non-trade		
Third parties	198,537,205	351,975,997
Related parties	11,929,794	4,165,411
Accrued expenses	303,577,113	341,213,814
Taxes payable	239,432,766	260,598,684
Current maturities of long-term debts		
Bank loans and other borrowing	274,296,167	529,039,830
Bonds payable – net	997,300,000	-
Obligations under capital leases	9,956,919	21,950,551
Total Current Liabilities	4,364,101,872	3,664,192,740
NON-CURRENT LIABILITIES		
Long-term debts – net of current maturities		
Bank loans and other borrowing	445,684,000	1,090,727,250
Bonds and guaranteed notes payable – net	5,031,969,783	5,030,239,696
Obligations under capital leases	-	32,554,241
Sub-total	5,477,653,783	6,153,521,187
Deferred tax liabilities – net	635,671,768	605,553,891
Estimated liabilities for employees' benefit	176,323,333	129,062,523
Total Non-current Liabilities	6,289,648,884	6,888,137,601
MINORITY INTERESTS IN NET ASSETS OF SUBSIDIARIES	759,203,720	662,643,219
SHAREHOLDERS' EQUITY		
Capital stock – Rp 100 par value Authorized – 30,000,000,000 shares Issued and fully paid – 9,444,189,000 shares in 2004 and 9,443,269,500 shares in 2003	944,418,900	944,326,950
Additional paid-in capital	1,182,045,894	1,181,379,256
Differences arising from restructuring transactions among entities under common control	(917,740,765)	(917,740,765)
Unrealized gains on investments in marketable securities – net	30,911,209	11,058,667
Differences arising from foreign currency translations	1,405,835	(899,441)
Retained earnings		
Appropriated	40,000,000	35,000,000
Unappropriated	3,716,081,421	3,581,825,574
Treasury stock – 915,600,000 shares	(741,069,341)	(741,069,341)
Net Shareholders' Equity	4,256,053,153	4,093,830,900
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	15,669,007,629	15,308,854,460

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(Amounts in Thousands of Rupiah, except Earnings per Share)

	2004	2003
	Rp	*Rp*
NET SALES	17,918,528,447	17,871,425,474
COST OF GOODS SOLD	13,323,636,791	13,405,368,541
GROSS PROFIT	4,594,891,656	4,466,056,933
OPERATING EXPENSES		
Selling	1,546,073,876	1,473,914,495
General and administrative	961,426,896	983,347,496
Total Operating Expenses	2,507,500,772	2,457,261,991
INCOME FROM OPERATIONS	2,087,390,884	2,008,794,942
OTHER INCOME (CHARGES)		
Interest income	126,255,793	179,637,334
Interest expense and other financing charges	(943,854,878)	(968,232,783)
Losses on foreign exchange – net of gains (losses) on changes in fair values of net currency swap assets	(296,936,146)	(102,040,067)
Others – net	(120,475,190)	(87,024,254)
Other Charges – Net	(1,235,010,421)	(977,659,770)
INCOME BEFORE TAX BENEFIT (EXPENSE)	852,380,463	1,031,135,172
TAX BENEFIT (EXPENSE)		
Current	(320,864,571)	(282,183,994)
Deferred	263,787	(28,019,468)
Tax Expense – Net	(320,600,784)	(310,203,462)
INCOME BEFORE MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES	531,779,679	720,931,710
MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES – NET	(153,723,341)	(117,450,407)
NET INCOME	378,056,338	603,481,303
EARNINGS PER SHARE		
Income from Operations	245	236
Net Income	44	71

Notes:

1. *The above financial information are derived from the consolidated financial statements that have been audited by Prasetio, Sarwoko & Sandjaja, registered public accountants, with an unqualified opinion in its report dated March 1, 2005.*
2. *Earnings per share is computed based on the weighted average number of outstanding shares during the years.*
3. *The foreign exchange rates used as at December 31, 2004 and 2003 were Rp 9,290 and Rp 8,465 to US$1, respectively.*
4. *For comparative purposes, certain accounts in the 2003 Consolidated Financial Statements have been reclassified to conform with 2004 presentation.*

- **Net Sales of Rp 17.9 Trillion;**
- **Higher Gross Profit of Rp 4.6 Trillion (2003: Rp 4.5 Trillion);**
- **Higher Gross Margin of 25.6% (2003: 25.0%);**
- **Higher EBIT of Rp 2.1 Trillion (2003: Rp 2.0 Trillion);**
- **Higher EBIT Margin of 11.6% (2003: 11.2%)**

On behalf of the Board of Directors of Indofood, Anthony Salim, President Director & CEO of Indofood announced Indofood's consolidated financial results for the year ended December 31, 2004. Although facing growing competition in various categories of Indofood's products, Indofood was able to sustain its consolidated sales of Rp 17.9 trillion, inclusive of the export revenues of US$265 million.

The Indofood Board highlighted the 2004 financial results, as follows:

Noodles, flour and edible oils & fats remain the principal contributors with a total contribution of Rp 15.3 trillion or 85% (2003: 85%) of consolidated sales, with the respective contribution of 33%, 33% and 19% (2003: 33%, 28% and 24%). Despite fierce competition in the domestic market:

- Noodles sales volume recorded slight increase in sales volume to 9.9 billion packs (2003: 9.8 billion packs);
- Flour sales volume up 8% to 2.4 million tons (2003: 2.2 million tons).
- Branded cooking oils sales volume grew 7% to 310,000 tons (2003: 289,600 tons) and sales volumes of plantations up 4% to 312,300 tons (2003: 299,200 tons). As part of its business restructuring, the Company has scaled down significantly the low margin of its CPO trading business to 243,600 tons (2003: 873,100 tons);
- With the exception of Baby Foods division, all other smaller operating divisions of Indofood posted year-on-year sales volume growth ranging from 3% to 8%.

Gross profit up to Rp 4.6 trillion (2003: Rp 4.5 trillion), and gross margin grew to 25.6% (2003: 25.0%). In addition, the Company was able to achieve higher EBIT and EBIT margin of Rp 2.1 trillion (2003: Rp 2.0 trillion) and 11.6% (2003: 11.2%), respectively.

Net income declined 37% to Rp 378.1 billion (FY03: Rp 603.5 billion) due mainly to net losses on foreign exchanges of Rp 296.9 billion (2003: Rp 102.0 billion) recorded during 2004 because of the rupiah depreciation of 8.9% and the loss arising from unwinding of Principal Only Swap (POS) contract during 1st quarter 2004. The exchange rate as of December 31, 2004 and 2003 were Rp 9,290 per U.S. Dollar and Rp 8,465, respectively, whereas the average exchange rate during the year weakened to Rp 8,978 from an average of Rp 8,574 in 2003.

At the end of December 2004, total assets were Rp 15.7 trillion (Dec 31 '03: Rp 15.3 trillion), including cash & cash equivalents of Rp 1.4 trillion (Dec 31 '03: Rp 1.5 trillion), while shareholders' equity amounted to Rp 4.2 trillion (Dec 31 '03: Rp 4.1 trillion).

As of December 31, 2004, the Rupiah equivalent of total Company's outstanding debts amounted to Rp 7.9 trillion (Dec 31 '03: Rp 7.5 trillion), consists of US$317 million (2003: US$400 million) and outstanding Rupiah debts of Rp 4.9 trillion (Dec 31 '03: Rp 4.1 trillion). The increase of total debts was mainly due to the depreciation of Rupiah. To provide hedging for the US$ denominated debts, as of December 31, 2004, Indofood had POS contracts of US$250 million.

The Debt – Equity ratio as of December 31, 2004 was 1.9 times (Dec. 31 '03: 1.8 times), while Net – Gearing ratio remains unchanged at 1.5 times (Dec 31 '03: 1.5 times).

As part of the ongoing debt management program, the Company is continuously seeking opportunities to obtain replacement financing sources with cheaper interest rates, and to minimize the foreign exchange exposures. The Company has successfully bought back to date the amount of US$85.2 million of the US$280 million, 10.375% Eurobond originally issued by Indofood International Finance Limited, a wholly owned subsidiary of Indofood, in addition to the preceding redemption in full of US$30 million, 10.125% Guaranteed Notes Due 2007 issued by the same Issuer.

Looking at 2005 as another challenging and highly competitive year, the new management continues its initiatives to defend the Company's market leadership, and to take greater advantage of its economies of scale. Besides, several initiatives are being exercised in 2005 which include among others the planned spin-off and IPO of Bogasari, Company's wheat flour division, which is expected to be realized within second to third quarter of 2005, as one of our efforts to enhance shareholders' value.

By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and Chief Executive Officer

7 March, 2005

As at the date of this announcement, the Board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*	Tedy Djuhar
Manuel V. Pangilinan, *Managing Director and CEO*	Sutanto Djuhar
Edward A. Tortorici	Ibrahim Risjad
Robert C. Nicholson	Benny S. Santoso
His Excellency Albert F. del Rosario	Graham L. Pickles*
Edward K.Y. Chen*, *GBS, CBE, JP*	David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*